Exhibit 99.5

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Table of Contents

For the Years ended December 31, 2020 and 2019

Management's responsibility for financial report	1
Report of independent registered public accounting firm	2-3
Consolidated annual financial statements
Consolidated statements of financial position	4
Consolidated statements of loss and comprehensive loss	5
Consolidated statements of changes in shareholder's equity	6
Consolidated statement of cashflows	7
Notes to the consolidated annual financial statements	8 - 59

Management's Responsibility

For Financial Reporting

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

July 22, 2021

/s/ Michael Marchese/s/ Brad Rogers

Michael Marchese, DirectorBrad Rogers, Director

MGO Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion

We have audited the consolidated statement of financial position of Red White & Bloom Brands Inc. (Formerly Tidal Royalty Corp.) (the "Company"), as of December 31, 2020, and the related consolidated statement of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated significant losses since inception and its operations are mainly funded with debt and equity financing that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Macias Gini & O'Connell LLP
2029 Century Park East, Suite 1500
Los Angeles, CA 90067

www.mgocpa.com

2

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(Expressed in Canadian dollars)

	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		$1,146,569	$1,378,687
Prepaid expenses		1,053,658	124,140
Accounts receivable	7	8,747,261	1,463,388
Inventory	9	17,561,002	-
Loans receivable	11	51,676,623	36,504,397
		80,185,113	39,470,612
Non-current assets
Property, plant and equipment, net	10	87,104,243	10,847
Deposits	6	-	12,530,659
Call/put option	12	112,658,740	55,967,351
Goodwill	6	6,206,068	-
Intangible assets, net	13	152,979,033	-
		358,948,084	68,508,857
Total assets		$439,133,197	$107,979,469

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$24,115,714	$1,334,370
License liability	6	11,997,400	-
Convertible debentures	14	-	17,597,600
Current loans payable	16	31,349,759	-
Lease liabilities	17	205,982	-
Credit facility	15	-	36,610,075
Current income taxes payable	20	3,125,261	-
		70,794,116	55,542,045
Non-current liabilities
Credit facility	15	64,815,872	-
Loans payable, net of current portion	16	18,704,092	-
Lease liabilities, net of current portion	17	186,487	-
License liability, net of current portion	6	47,989,600	-
Deferred income tax liability	20	27,158,251	-
Total liabilities		229,648,418	55,542,045

Shareholders' equity
Share capital	18	229,772,030	61,366,160
Contributed surplus		14,863,863	5,748,889
Cumulative translation adjustment		(1,896,622)	-
Accumulated deficit		(33,254,492)	(14,677,625)
Total shareholders' equity		209,484,779	52,437,424
Total liabilities and shareholders' equity		$439,133,197	107,979,469

Going concern (Note 2)

Commitments and contingencies (Note 27)

Subsequent events (Note 29)

Approved and authorized for issuance on behalf of the Board of Directors on July 22, 2021 by:

/s/ Michael Marchese/s/ Brad Rogers

Michael Marchese, DirectorBrad Rogers, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

		2020		2019

	Notes
Sales	25	$23,338,528		$-
Cost of sales, before fair value adjustments		9,486,087		-
		13,852,441		-
Unrealized change in fair value of biological assets	8	(543,116)		-
Realized fair value amounts included in inventory sold		45,232		-
Gross profit		13,354,557	-

Expenses
General and administration		10,695,379		2,951,403
Salaries and wages		6,777,330		568,167
Depreciation and amortization	10, 13	15,291,977		1,898
Earn-out compensation	6	9,805,500		-
Share-based compensation	18	3,955,976		3,796,095
Sales and marketing		1,762,223		913,412
		48,288,385		8,230,975

Loss from operations before other expenses (income)		(34,933,828)		(8,230,975)

Other expense (income)
Finance expense (income), net		5,272,428		(399,060)
Foreign exchange		1,677,976		1,385,803
Management fees		(425,610)		(1,111,637)
(Gain) Loss on revaluation of call/put option	12	(53,619,465)		4,407,819
Gain on disposal of property, plant and equipment	10	(232,874)		-
Write off of deposit	6	1,853,059		-
Listing expense	5	31,705,481		-
Revaluation of financial instruments		530,451		-
Total other expense (income)		(13,238,554)		4,282,925

Loss before income taxes		(21,695,274)		(12,513,900)

Current income tax expense	20	3,125,261		-
Deferred income tax recovery	20	(6,243,668)		-

Net loss		(18,576,867)		(12,513,900)
Translation adjustment on consolidation of foreign subsidiaries		(1,896,622)		-

Comprehensive loss		$(20,473,489)		(12,513,900)

Net loss per share, basic and diluted	19	$(0.14)		$(0.16)

Weighted average number of shares outstanding		137,571,316		80,700,135

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

	Notes	Convertible Series I Preferred Phares #	Convertible Series I Preferred Phares $	Convertible Series II Preferred Shares #	Convertible Series II Preferred Shares $	Common Shares #	Common Shares $	Subscriptions Receivable	Contributed Surplus	Translation Adjustment	Accumulated Deficit	Total

Balances, January 1, 2019		-	-	-	-	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749
Shares issued, net	18	-	-	-	-	9,989,570	26,254,480	125,000	-	-	-	26,379,480
Share-based compensation	18	-	-	-	-	-	-	-	3,796,095	-	-	3,796,095
Net loss		-	-	-	-	-	-	-	-	-	(12,513,900)	(12,513,900)

Balances, December 31, 2019			-	-	-	84,211,752	61,366,160		5,748,889		(14,677,625)	52,437,424

Shares issued for acquisition	6	-	-	17,133,600	27,363,787	17,133,600	17,620,480	-	-	-	-	44,984,267
Shares issued on RTO	5	-	-	84,211,749	-	-	-	-	-	-	-	-
Deemed shares issued	5	3,181,250	5,637,175	-	-	23,464,462	27,031,042	-	-	-	-	32,668,217
Replacement warrants issued	5	-	-	-	-	-	-	-	303,749	-	-	303,749
Replacement options issued	5	-	-	-	-	-	-	-	486,518	-	-	486,518
Shares issued for asset acquisition	6	-	-	-	-	19,800,000	41,900,000	-	-	-	-	41,900,000
Shares issued for finders	5	-	-	7,381,000	13,204,609	7,381,000	8,502,900	-	-	-	-	21,707,509
Share-based compensation	18	-	-	-	-	-	-	-	3,955,976	-	-	3,955,976
Shares issued debt settlement	18	-	-	2,339,200	3,555,584	2,339,200	2,292,416	-	-	-	-	5,848,000
Warrants exercised	18	-	-	470,340	319,871	1,087,212	739,399	-	(95,430)	-	-	963,840
Stock options exercised	18	-	-	2,050,000	1,602,237	2,050,000	1,202,074	-	(1,691,811)	-	-	1,112,500
Currency translation adjustment		-	-	-	-	-	-	-	-	(1,896,622)	-	(1,896,622)
Shares issued for bought deal	18				-	33,350,000	17,144,296		6,155,972	-	-	23,300,268
Shares issued for debenture repayment	18	-	-	-	-	500,000	290,000	-	-	-	-	290,000
Net loss		-	-	-	-	-	-	-	-	-	(18,576,867)	(18,576,867)
Balances, December 31, 2020		3,181,250	5,637,175	113,585,889	46,046,088	191,317,226	178,088,767		14,863,863	(1,896,622)	(33,254,492)	209,484,779

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Consolidated Statement of Cash Flows

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

		2020	2019
	Notes
Operating activities
Net loss for the year		$(18,576,867)	$(12,513,900)
Items not affecting cash:
Share-based compensation		3,955,976	3,796,095
Foreign exchange		1,027,601	(1,442,606)
Interest not received in cash		(4,099,526)	(3,832,577)
Revaluation of call/put option	12	(53,619,465)	4,407,819
Listing expense	5	31,705,481	-
Depreciation and amortization	10, 13	15,291,977	1,898
Write off of deposit		1,853,059	-
Realized gain in cost of sales		(45,232)	-
Fair value adjustment on biological assets		543,116	-
Gain on disposal of property, plant and equipment	10	(232,874)	-
Revaluation of financial instruments		(673,585)	-
PV accretion expense (PV sellers)		307,239	-
PV fair value adjustment on convertible loan	6	1,093,248	-
Finance fees		1,581,005	-
Accrued interest payable		-	229,399
Financing expense (income)		-	(2,340,164)
		(19,888,847)	(11,694,036)

Changes in non-cash operating working capital	24	(25,198,759)	(410,435)
		(45,087,606)	(12,104,471)
Investing activities
Disposition of property, plant and equipment	10	288,846	-
Purchase of property, plant and equipment	10	(180,420)	(12,745)
Deposits	6, 11	-	(12,246,787)
Cash received on RTO	5	1,822,156	-
Cash paid on business combination of MAG	6	(20,482,087)	-
Cash paid on business combination of PV	6	(7,477,069)	-
Loan receivable		-	(79,090,092)
		(26,028,574)	(91,349,624)

Financing activities
Issuance of share capital, net	18	22,241,753	26,299,820
Funds received for shares to be issued	18	-	125,000
Exercise of warrants	18	963,840	-
Exercise of stock options	18	1,112,500	-
Convertible debentures	14	-	17,650,000
Loans payable	16	15,819,517	36,380,676
Credit facility - repayment of existing loan	15	(36,610,075)	-
Credit facility - new borrowing	15	63,524,867	-
		67,052,402	80,455,496

Decrease in cash		(4,063,778)	(22,998,599)
Net effects of foreign exchange		3,831,660	-
Cash, beginning		1,378,687	24,377,286
Cash, ending		$1,146,569	$1,378,687

Supplemental disclosure of cash flow information (Note 24)

(The accompanying notes are an integral part of these consolidated financial statements)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

1.BACKGROUND AND NATURE OF OPERATIONS

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company.  Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchanged for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between thirteen months and twenty-four months from April 24, 2020.  Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

An aggregate 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Each option and warrant is convertible to one common share and one series II preferred share. Refer to Note 5 for further details on the amalgamation.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,613,819 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 20 months.

As a result of the completion of this transaction, the former holders of MichiCann Shares now hold approximately 76.67% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the Common Shares and 5.58% of Common Shares are held by finders, on a non-diluted basis.  A new board and new management assumed control of the Company on April 24, 2020, the shares of the Company resumed trading on the Canadian Stock Exchange under the new trading symbol “RWB”.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.GOING CONCERN

These consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2020, the Company has accumulated losses of $33,254,492 since inception, and for the year ended December 31, 2020, the Company incurred a net loss of $18,576,867 and net cash used in operations was $45,761,083. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following December 31, 2020. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successfully in obtaining financing to date, and believes it will be able to obtain sufficient funds int the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the year ended December 31, 2020.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position.  In addition, the estimates in the Company’s consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles (Note 13).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

3.BASIS OF PRESENTATION

a)Statement of Compliance

The Company's consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Reporting Standards ("IFRS") and International Accounting Standards ("IAS") as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the years ended December 31, 2020 and 2019.

These consolidated financial statements were authorized for issue by the Board of Directors on July 22, 2021.

b)Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial instruments classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 21.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

c)Basis of Consolidation

The consolidated financial statements for the years ended December 31, 2020 and 2019 include the accounts of the Company and its wholly owned subsidiaries.  Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. These consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership 2020	Percentage Ownership 2019
MichiCann Medical Inc.	Ontario, Canada	100%	-
1251881 B.C. Ltd.	British Columbia, Canada	100%
Mid-American Growers, Inc.	Delaware, USA	100%	-
Mid-American Cultivation LLC	Delaware, USA	100%	-
RWB Platinum Vape Inc.	California, USA	100%	-
Vista Prime Management, LLC	California, USA	100%	-
GC Ventures 2, LLC	Michigan, USA	100%	-
RWB Licensing Inc.	British Columbia, Canada	100%	-
RWB Freedom Flower, LLC	Illinois, USA	100%	-
RWB Illinois, Inc.	Delaware, USA	100%	100%
Vista Prime 3, Inc.	California, USA	100%	-
PV CBD LLC	California, USA	100%	-
Vista Prime 2, Inc.	California, USA	100%	-
Royalty USA Corp.	Delaware, USA	100%	-
RLTY Beverage 1 LLC	Delaware, USA	100%	-
RLTY Development MA 1 LLC	Delaware, USA	100%	-
RLTY Development Orange LLC	Massachusetts, USA	100%	-
RLTY Development Springfield LLC	Massachusetts, USA	100%	-

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

d)Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar.  Management has determined that the functional currency of its parent and Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar.  These financial statements are presented in Canadian dollars unless otherwise specified.

4.SIGNIFICANT ACCOUNTING POLICIES

a)New accounting pronouncements

Amendments to IFRS 3, Business Combinations (“IFRS 3”) – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. Effective January 1, 2020, the Company adopted the amendments to IFRS 3, with no material impact on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”); and IAS 8, Accounting policies, changes in accounting estimates and errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Effective January 1, 2020, the Company adopted the amendments to IAS 1 and IAS 8, with no material impact on its consolidated financial statements

Amendments to IAS 1 – Presentation of financial statements: classifications of liabilities as current or non-current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions that exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2023, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments and is currently assessing the impact of these amendments on its consolidated financial statements.

b)Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the various instruments at the reporting date. Should any of the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Valuation of Biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets and harvested hemp inventory.  These estimates include a number of assumptions including estimations of the stage of growth of the hemp, pre-harvest and post-harvest costs, sales price and expected yields.

Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value.  Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs.  The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date.  The future realization of these inventories may be different from estimated realization.  A change to these assumptions could impact the Company's inventory valuation and gross profit from sales of inventories.

Share-based compensation

The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes option pricing model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumptions on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Preferred Share Units

The Company issues convertible preferred share units consisting of one common share and one series II convertible preferred shares. The convertible preferred shares units were issued to holders of MichiCann common shares upon completion of amalgamation. Holders of MichiCann warrants and MichiCann stock options also received the convertible preferred shares units when those warrants and stock options are exercised. The fair value of the unit is determined using capitalization details of the Company. The fair value is separated between the common share and preferred share component using the relative fair value of each instrument on the issuance date. The separation of the components is based on the conversion rate of the preferred shares, which requires management to estimate the amount of time that will lapse between the initial issuance of the preferred share and its conversion date.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Assessment of the Transactions as an Asset Acquisition or Business Combination

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

Determination of Purchase Price Allocations and Contingent Consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

Derivative Financial Instruments

A derivative is a financial instrument whose value is based on an underlying asset or set of assets. The Company has determined that its call/put option represents a derivative financial instrument and as such has been measured at fair value in accordance with level 3 of the fair value hierarchy. Accordingly, the fair value of derivative financial instruments was determined using inputs that are not based on observable market data and therefore requires judgment from management.

Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

Expected Credit Loss

Management determines the expected credit loss by evaluating individual receivable balances and considering a member’s financial condition and current economic conditions. Accounts and other receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received.

Going Concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Estimated useful lives and amortization of intangible assets

Amortization of intangible assets with finite lives is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Determination of cash-generating units

The Company’s assets are aggregated into cash-generating units (“CGU’s”). CGU’s are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGU’s was based on management’s judgment in regards to several factors such as shared infrastructure, geographical proximity, and exposure to market risk and materiality.

Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained. These Consolidated financial statements include the consolidated results of all subsidiaries as the Company has determined that it has control over these subsidiaries requiring consolidation.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease.  Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate.  In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option.  Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate similar to the Company's specific incremental borrowing rate.  This rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security in a similar economic environment.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Impairment of non-financial assets

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable   amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

c)Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

d)Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation, based on the estimated useful lives of the assets, is provided using the following methods:

Building and improvements	10 - 20 years	Straight-line
Machinery and equipment	4 - 20 years	Straight-line
Right of use assets	lesser of lease term or 2 years	Straight-line

Property, plant and equipment acquired during the period but not placed into use are not depreciated until they are placed into use.

Gains and losses on disposal of property, plant and equipment items are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in the consolidated statement of loss and comprehensive loss. The costs of the day-to-day servicing of property, plant and equipment are recognized in consolidated statements of loss as incurred.

e)Biological assets

The Company’s biological assets consist of hemp plants which are valued at fair value less cost to sell. Their fair value is determined using the income approach.  The Company measures and adjusts the biological assets to the fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

Production costs include all direct and indirect costs relating to biological transformation, which are capitalized to biological assets as they were incurred on the consolidated statements of loss and comprehensive loss.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The direct and indirect costs include the following:

• Direct materials consumed in the growing process such as soil, chemicals, fertilizers and other supplies

• Direct labour for individuals who work in the cultivation department

• Indirect labour for other personnel’s time spent related to the cultivation process

• Indirect materials consumed related to the cultivation process

• Utility related to the cultivation process

• Depreciation and maintenance of production equipment

• Quality assurance on the plants

Unrealized gains or losses arising from the changes in fair value during the period are included as a separate line in the gross profit calculation on the consolidated statements of loss and comprehensive loss.

f)Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested medical cannabis and harvested hemp are transferred from biological assets at their fair value less costs to sell at harvest which becomes the initial cost. Inventories of harvested hemp are transferred from biological assets at their fair value upon harvest which becomes the initial cost. Any subsequent post-harvest costs, either direct or indirect, are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

The post-harvest direct and indirect costs include the following:

• Direct materials such as packages, labels and bottles

• Direct labour for individuals who work in the processing department

• Indirect labour for other personnel’s time spent related to the production and packaging process

• Indirect materials consumed related to the production process

• Utility related to the post-harvest process

• Depreciation and maintenance on dried cannabis processing and packaging equipment

• Quality assurance for the final product

The post-harvest costs capitalized in finished cannabis products and costs of other resale products are subsequently recorded in cost of goods sold on the consolidated statements of loss and comprehensive loss when they are sold. The realized initial costs upon sales, transferred from biological assets measured at fair value less costs to sell at harvest are presented as a separate line in the gross profit calculation on the consolidated statements of loss and comprehensive loss.

g)Share capital

Common Shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between common shares and warrants based on the relative fair value of each instrument on the issuance date.  Transaction costs directly attributable to the issuance of units are recognized as a reduction from equity.

h)Revenue recognition

The Company follows the following steps for accounting for revenue from contracts with customers:

1.Identify the contract with customer

2.Identify the performance obligation(s)

3.Determine the transaction price

4.Allocate the transaction price to the performance obligation(s)

5.Recognize revenue when/as performance obligations(s) are satisfied

Sales are recognized when control of the goods has been transferred to the purchaser and the collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Revenue from sales of cannabis and hemp products to customers is recognized when the Company transfers control of the goods to the customer and the customer has accepted the goods. Revenue for branded manufacturing sales is recognized upon delivery to the customer. Sales are recorded net of discounts and incentives but inclusive of freight. Excise and cultivation taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of sales. Excise and cultivation taxes are netted against gross sales.

There is a formal Licensing Agreement entered into by the Company and third party licensed producer.  The Company has granted the license to the licensed producer, and the license consists of a right to manufacture, package, label and sell products containing the branding of the Company within Michigan state.  The Company recognizes the License Fee based on terms as the third party licensed producer sells the products manufactured under the Licensing Agreement.

i)Intangible assets

The Company’s intangible assets include retail and product license acquired with the acquisition of 1251881 B.C. Ltd., and licenses and brand acquired with the acquisition of Platinum Vape (Note 6). Intangible assets acquired are recorded at fair value. Intangible assets with finite lives are assessed for indicators of impairment at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Amortization for intangible assets with finite lives is calculated on a straight-line basis over the life of the asset less its residual value. The Company’s amortization policy for intangible assets with finite lives is as follows:

Retail license	5 years	Straight-line
Product license	5.5 years	Straight-line

Retail license and product license are amortized using a useful life consistent with retail licensing agreement with High Times (Note 6).  Licenses, brand and goodwill have indefinite useful lives.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

j)Impairment of non-financial assets

At each date of the consolidated statements of financial position, the Company reviews the carrying amounts of its non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised.

To date the Company has not recognized any impairment losses.

k)Share-based compensation

Share-based compensation to employees and those providing employee-like services are measured at the fair value of the instruments issued at the grant date and recognized over the vesting periods using the graded vesting method. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. For both employees and non-employees, the fair value of share-based compensation expense is recognized in profit or loss, with a corresponding increase in contributed surplus. When options expire unexercised, these amounts are reclassified into accumulated deficit.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

l)Loss per share and diluted income loss per share

Basic loss per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted loss per share if the effect of such inclusion would be anti-dilutive.

The inclusion of the Company’s stock options, restricted stock awards, warrants and convertible securities in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluding from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

m)Income taxes

Deferred tax is calculated on all temporary differences at the consolidated statements of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

n)Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All exchange differences are recorded in profit and loss.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The financial statements of subsidiaries that have a functional currency other than the Canadian dollar were translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statements of financial position, and income and expenses – at the average rate for the period. All resulting changes are recognized in other comprehensive loss as foreign currency translation adjustments.

o)Financial instruments

The Company recognizes a financial asset or liability when it becomes party to the contractual provisions of the instrument. The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)those to be measured subsequently at fair value through profit or loss (“FVTPL”);

ii)those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and

iii)those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows.  The Company reclassifies financial assets if and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial assets at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets in this category include accounts receivable, deposits and loans receivable, which are held in a business model solely to collect payments of principal and interest.

Financial assets at fair value through profit or loss

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income, are measured at FVTPL. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. The Company has no designated hedges. Financial instruments classified as FVTPL are stated at fair value with changes in fair value recognized in profit or loss for the period. Financial assets in this category include cash, call/put option, and loans receivable which are not held in a business model solely to collect payments of principal and interest.

Financial assets at fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive loss is reclassified to profit or loss. The Company does not have financial assets in this category.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.  For loan receivable, expected credit losses are used as the basis for calculating the impairment allowance and the risk adjusted interest. After initial recognition, the impairment allowance is adjusted, up or down, through profit or loss at each balance sheet date as the probabilities of collection and recoveries change.

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Financial liabilities at amortized cost are classified as current or non-current based on their maturity date. Financial liabilities in this category include accounts payable and accrued liabilities, credit facilities, and loans payable.

Financial liabilities at fair value through profit or loss

This category is comprised of derivative financial liabilities. Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Financial liabilities in this category include convertible debentures and license liabilities.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Summary of the Company's classification and measurements of financial assets and liabilities:

Classification and Measurement
Cash	FVTPL
Accounts receivable	Amortized cost
Loans receivable - TDMA loan	FVTPL
Loans receivable	Amortized cost
Deposits	Amortized cost
OpCo debenture	FVTPL
Call/put option	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Loans payable - PV convertible loan	FVTPL
Loans payable	Amortized cost
Credit facility	Amortized cost

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 -	Inputs for the asset or liability that are not based upon observable market data.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statements of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

p)Accounts receivables and expected credit loss

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit loss reflects the Company’s estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of trade receivables is reviewed on an ongoing basis. The expected credit loss is determined based on a combination of factors, including the Company’s risk assessment regarding the credit worthiness of its customers, historical collection experience and length of time the receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

q)Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is re-measured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the consolidated statements of loss and comprehensive loss immediately as a bargain gain on acquisition.

r)Provisions and contingent liabilities

Provisions, where applicable, are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

s)Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating policy decisions.  Parties are also considered to be related if they are subject to common control or common significant influence.  Related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

t)Lease arrangements

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of identified asset for a period of time in exchange for consideration. The Company recognized a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired. Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occur and are included in the consolidated statements of loss and comprehensive loss.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from the change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, unless it has been reduced to zero.

5.REVERSE TAKEOVER

On April 24, 2020, Tidal and MichiCann entered into a Business Combination Agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company as described in Note 1.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The amalgamation was considered a reverse takeover ("RTO") as the legal acquiree’s (Tidal) former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree (MichiCann) is the accounting acquirer and the historical financial results presented in these consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting acquirer, and Tidal, the legal parent, has been treated as the accounting acquiree.

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The consideration relating to the deemed shares issued in the reverse acquisition was based on the fair value of common shares of $27,031,042 was based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series I preferred shares of $5,637,175, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

In addition, exchanged on the reverse takeover 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date using a Black-Scholes option pricing model and included in the consideration paid by the Company.

The Company used Black-Scholes option pricing model to determine the fair value of the warrants and stock options with the following weighted average assumptions:

Expected life in years	2.38
Volatility	80%
Risk-free rate	0.39%
Share Price	$1.152
Dividend yield	0.00%

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares to a finder. The fair value of these common shares amounting to $8,502,900 was determined based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series II preferred shares of $13,204,609, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments.

Consideration paid:
Common shares deemed issued	$27,031,042
Preferred shares deemed issued	5,637,175
Finder's fee - common shares	8,502,900
Finder's fee - preferred shares	13,204,609
Fair value of warrants	303,749
Fair value of stock options	486,518
$55,165,993

Net identifiable assets acquired:
Cash and cash equivalents	$1,822,156
Accounts receivable	2,229
Prepaid expenses	794,538
Promissory note receivable	4,169,009
Right-of-use asset	91,402
Convertible loan receivable	17,597,600
Accounts payable	(898,303)
Lease liability	(118,119)
$23,460,512
Listing expense	$31,705,481

Convertible loan receivable consists of an amount receivable by Tidal Royalty Corp from MichiCann Medical Inc with a fair value of $17,597,600 on the date of the amalgamation was effectively settled (Note 14).

Promissory note receivables were issued to TDMA LLC. During the year ended December 31, 2019, Tidal entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA LLC to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a wholly owned subsidiary of TDMA LLC. Pursuant to the terms of the MIPA, Tidal obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts. As consideration, Tidal will forgive the promissory notes including accrued interest. These promissory notes have annual interest 10%, and measured at fair value.  The fair value of TDMA loan was estimated using the Discount Cashflow method with following assumptions:

Risk adjusted rate - April 24, 2020	18.31% - 18.57%
Risk adjusted rate - December 31, 2020	18.67% - 18.95%

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

6.ACQUISITIONS

During the year ended December 31, 2020, the Company completed the following acquisitions:

Mid-American Growers, Inc.

On January 10, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North America.  Under the terms of the agreement, the Company paid $31,249,391 in cash and issued rights to receive 17,133,600 common shares of MichiCann with a fair value of $44,984,267.

Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company. (Note 5).  17,133,600 common shares 17,133,600 convertible series II preferred shares were escrowed, and the common shares and convertible series II preferred shares are released as follows: 1,199,352 common shares and 1,199,352 convertible series II preferred shares every month for fourteen months starting on the date that is six months following the RTO and 342,669 common shares and 342,669 convertible series II preferred shares on December 24, 2021.

The fair value of rights to receive common shares was estimated using option pricing model.  Key inputs and assumptions used in the valuation methods as of the acquisition date were as follows:

Share price	$ 2.950
Volatility	85%
Discount for lack of marketability	11%

Included in the agreement is a milestone payment of 2,640,000 common shares of the Company should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020. Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as a payment for post-combination services and was not added to the purchase price.

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers. The USD $2,000,000 paid to purchase the additional land has been included in the consideration to acquire the issued and outstanding shares of MAG. A pre-existing relationship consisting of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The acquisition of MAG was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair values as follows:

Consideration paid:
Cash paid upon closing	$20,644,291
Cash paid in 2019	10,605,100
Rights to common shares	44,984,267
Settlement of pre-existing relationship	1,459,218
$77,692,876
Net identifiable assets acquired:
Cash and cash equivalents	$162,204
Accounts receivable	58,470
Inventory	4,395,361
Biological assets	26,842
Property, plant and equipment	94,197,701
Goodwill	6,083,036
Accounts payable	(1,539,657)
Other payable	(656,900)
Deferred tax liability	(25,034,181)
$77,692,876

If the transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $111,557, and net loss for the year would have increased by $342,610.  Consolidated revenue and loss for the year, of the acquiree after the acquisition date, as recorded in the consolidated statement of loss for the year ended December 31, 2020 is $4,071,820 and $12,505,267, respectively.

The settlement of a  pre-existing relationship consists of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

1251881 B.C. Ltd.

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as a consideration.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  In connection with the acquisition, the Company issued 1,800,000 common shares to a finder.  On December 15, 2020, all special warrants were converted into common shares for the finder's fee.

The fair value of special warrants amounting to $4,995,000 was based on the market price of $1.11 per common share of the Company as of the acquisition date.  The fair value of finder's fee amounting to $1,998,000 was based on the market price of $1.11 per share as of the acquisition date.

The fair value of 13,500,000 common shares amounting to $34,907,000 was determined as a reference to the fair value of net assets acquired in accordance with IFRS 2 requirements.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

At the time of the acquisition, 1251881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 1251881 B.C. Ltd. did not meet the definition of a business under IFRS 3 and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid:
Common shares issued	$34,907,000
Common shares - Finder's fee	1,998,000
Fair value of special warrants issued	4,995,000
$41,900,000
Net identifiable assets acquired:
Intangible assets	$101,887,000
License Liability	(59,987,000)
$41,900,000

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right-to-use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

Platinum Vape LLC

On September 14, 2020, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interest of Platinum Vape LLC (“Platinum Vape” or “PV”) in a cash and convertible note payable amounting to USD $35,000,000, comprised of USD $7,000,000 in cash paid at closing, a further USD $13,000,000 in cash payable 120 days after closing and USD $15,000,000 convertible promissory note payable on the third anniversary of closing, which may be converted into Company stock only after 12 months. Concurrently, the Company entered an earn-out agreement with the sellers of PV whereby the Company will pay cash or common shares of the Company with equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

*USD $7,500,000 paid on PV achieving revenue of USD $80,000,000 and maintain 15% earnings before interest and taxes;

*USD $7,500,000 paid on PV achieving revenue of USD $90,000,000 and maintain 15% earnings before interest and taxes; and

*USD $10,000,000 paid on PV achieving revenue of USD $100,000,000 and maintain 15% earnings before interest and taxes.

This earn-out amount has been accounted for as a payment for post-combination services and was not added to the purchase price.

The acquisition of PV was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Consideration paid:
Cash paid on closing	$9,222,500
Present value of cash payable 120 days after closing	16,655,835
Cash to be paid in one year	19,511,124
Convertible promissory note	17,219,398
$62,608,857
Net identifiable assets acquired:
Cash and cash equivalents	$1,745,431
Accounts receivable	4,188,780
Prepaid expenses	400,520
Inventory	3,184,355
Property, plant and equipment	319,876
Right-of-use	475,396
Licenses	29,907,250
Brand	33,991,500
Goodwill	281,172
Accounts payable	(2,416,543)
Lease liability	(475,122)
Loan	(30,628)
Deferred tax liability	(8,963,130)
$62,608,857

The cash payable 120 days after closing was paid on the January 12, 2021.

If the transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $14,093,729, and net loss for the year would have decreased by $6,804,672.  Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statement of loss for the year ended December 31, 2020 is $19,266,708 and $6,804,672, respectively.

Proposed Transaction

On July 25, 2019, the Company entered a letter of intent with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden.

During the year, the Company determine it would no longer pursue the acquisition of Kings Garden. As such, the $1,853,059 deposit advanced to Kings Garden under the terms of this letter of intent has been written off as the deposit is not refundable.  The write off has been recorded in the consolidated net loss and comprehensive loss

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

7.ACCOUNTS RECEIVABLE

The Company’s accounts receivable as at December 31, 2020 and 2019 consists of the following:

	2020	2019

Trade receivables	$8,619,200	$1,111,637
Sales tax receivable	128,061	351,751
	$8,747,261	$1,463,388

Sales tax receivable represents excess of input tax credits on purchased goods or services received over sales tax collected on the taxable sales in Canada.

	2020	2019
Current	$2,835,810	$1,111,637
1-30 Days	4,556,868	-
31-60 Days	288,226	-
61-90 Days	916,098	-
91 Days and over	22,198	-
Total trade receivables	$8,619,200	$1,111,637

8.BIOLOGICAL ASSETS

The Company’s biological assets consist of no plants growing as at December 31, 2020 and 2019.  The continuity of biological assets is as follows:

Carrying amount, beginning of year	2020	2019

Acquired from MAG acquisition	$26,842	$-
Capitalized cost	12,606,343	-
Fair value adjustment	(543,116)	-
Transferred to inventory	(12,090,069)	-
Carrying value, end of year	$-	$-

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

*Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

*Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

*Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

*Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

*Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs ($)
Selling Price	$0.19	1,211,741
Yield by plant	71.41	1,147,615
Attrition	5.52%	70,859
Post-harvest costs ($/gram)	$0.01	262,754

No biological assets remained in the ground as at December 31, 2020 and 2019. All plants were harvested prior to year end. As a plant matures the likelihood of wastage declines.  As a result, attrition estimates were relatively low in 2020. However, due to the onset of COVID-19, a restricted labour pool forced the Company to prioritize higher margin crops while leaving less profitable plants to die.

The Company accretes fair value of biological assets on a straight-line basis according to stage of growth. As a result, a hemp plant that is 50% through its 15-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to attrition adjustments).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

9.INVENTORY

The Company’s inventory as at December 31, 2020 and 2019 consists of the following:

	2020	2019

Hemp finished goods	$13,101,032	$-
Hard Goods/Tools	265,890	-
Cannabis and CBD derivative finished goods	418,116	-
Raw materials	2,477,747	-
Consumables and non-cannabis merchandise	1,298,217	-
	$17,561,002	$-

During the year ended December 31, 2020, the total inventory expensed through cost of sales was $9,459,548 (2019 - $Nil). During the year ended December 31, 2020, the total amount of salaries and wages expensed through cost of sales was $1,220,247 (2019 - $Nil).

10.PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2020 and 2019 consists of the following:

	Land	Building and Improve- ments	Machinery and equipment	Right of Use Asset	Total

Cost
Balances, December 31, 2019	$-	$-	$12,745	$-	$12,745
Acquired from MAG	2,951,456	78,487,261	12,758,984	-	94,197,701
Acquired from PV	-	-	319,876	475,396	795,272
Additions	-	19,327	161,093	-	180,420
Disposals	-	-	(288,846)	-	(288,846)
Translation Adjustment	(72,141)	(1,916,190)	(322,354)	(16,250)	(2,326,935)
Balance, December 31, 2020	$2,879,315	$76,590,398	$12,641,498	$459,146	$92,570,357
Accumulated depreciation
Balances, December 31, 2019	$-	$-	$1,898	$-	$1,898
Depreciation	-	4,221,323	1,468,548	68,757	5,758,628
Disposals	-	-	-	-	-
Translation Adjustment	-	(217,607)	(75,006)	(1,799)	(294,412)

Balances, December 31, 2020	$-	$4,003,716	$1,395,440	$66,958	$5,466,114
Balances, December 31, 2020	$2,879,315	$72,586,682	$11,246,058	$392,188	$87,104,243

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

A total $1,124,818 depreciation was capitalized to inventory during 2020 operations, of which $150,081 is included in cost of sales. Included in the Consolidated Statements of loss and Comprehensive loss, there is a gain on disposal of machinery and equipment amounting to $232,874.

	Land	Building and Improve- ments	Machinery and equipment	Total

Cost
Balances, December 31, 2018	$-	$-	$-	$-
Additions	-	-	12,745	12,745
Disposals	-	-	-	-
Balance, December 31, 2019	$-	$-	$12,745	$12,745
Accumulated depreciation
Balances, December 31, 2018	$-	$-	$-	$-
Depreciation	-	-	1,898	1,898
Disposals	-	-	-	-
Balances, December 31, 2019	$-	$-	$1,898	$1,898
Balances, December 31, 2019	$-	$-	$10,847	$10,847

11.LOANS RECEIVABLE

Loans receivable as at December 31, 2020 and 2019 consists of the following:

	Notes	2020	2019
Advances to PharmaCo Inc.		$11,084,278	$4,381,329
Promissory note receivable from PharmaCo Inc.		32,627,616	30,648,517
Promissory note acquired with RTO	5	4,231,664	-
Accrued interest on promissory note acquired with RTO	5	686,288	-
Net receivable from sellers of Platinum Vape	6	3,046,777	-
Settlement of pre-existing relationship in MAG acquisition	6	-	1,474,551
Total		$51,676,623	$36,504,397

Advances to PharmaCo Inc.

The loan receivable balance was amounting to $4,810,000 as at December 31, 2018.  During the year ended December 31, 2019, PharmaCo paid $428,671 to the Company. The loan receivable balance was amounting to $4,381,329 as at December 31, 2019.

During year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one convertible series II preferred share to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The amount of $5,848,000 has been recorded as a loan receivable from Pharmaco. The loan receivable is interest free and does not have fixed terms of repayment. During the year ended December 31, 2020, the Company advanced additional $854,949 to PharmaCo, and the balance was amounting to $11,084,278 as at the December 31, 2020.  The balance is expected to be settled upon the closing of the acquisition of PharmaCo.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Promissory note receivable from PharmaCo Inc

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2021.

On January 2, 2020, the Company advanced a principal amount of $1,979,099. The Promissory Note is non-interest bearing, unsecured, and matures on January 22, 2021. The funds advanced under the Promissory Note were received from the Bridging Finance Inc. on which date under the credit facility (Note 15). The Promissory Note is included in current loans receivable as of December 31, 2020 and the balance as of December 31, 2020 was amounting to $32,627,616.

Promissory note acquired with RTO

On April 24, 2020, promissory note of value of $4,169,009 was acquired pursuant to the RTO transaction (Note 5).  During the year ended December 31, 2020, the Company recorded revaluation gain of $673,585.  The promissory note balance as of December 31, 2020 was $4,231,664.

During the year ended December 31, 2020, the Company recorded accrued interest of $686,288.

Other amounts

The net balance receivable amount from sellers of Platinum Vape (Note 6) as at December 31, 2020 was $3,046,777.  The balance is non-interest bearing, unsecured and matures on September 14, 2021.

During the year ended December 31, 2019, $1,474,551 was advanced to MAG as a partial deposit for the acquisition of MAG and the Illinois Facility and was included in loans receivable as presented in the above schedule. During the year ended December 31, 2020, the Company completed the acquisition of MAG (Note 6) and this amount was transferred to the consideration paid.

12.CALL/PUT OPTION

On January 4, 2019, MichiCann entered into a call/put option agreement (the “Call/Put Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it.  37,000,000 MichiCann common shares will be converted to 37,000,000 common shares and 37,000,000 convertible series II preferred shares of the Company in accordance with the terms outlined in the amalgamation transaction disclosed in note 5.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

On January 4, 2019, MichiCann entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the MichiCann will advance a principal amount of up to USD $114,734,209. The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding. As of December 31, 2019, MichiCann has advanced $48,502,029, plus $5,700,400 that was advanced during the year ended December 31, 2018, and was transferred to the OpCo Debenture in 2019. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the application seeking permission to convert the Opco Debenture and own the common shares of PharmaCo. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023.

During the year ended December 31, 2019, MichiCann recorded accretion income of $2,340,164 and accrued interest income of $3,832,577 on the OpCo Debenture.  Amount of $23,955,576 was transferred to call/put option.  The fair value of OpCo Debenture as of December 31, 2019 was amounting to $36,419,594.

During the year ended December 31, 2019, MichiCann recorded a loss on revaluation of call option of $4,407,819.  The fair value of call/put option as of December 31, 2019 was amounting to $19,547,757.

OpCo Debenture and call/put option are measured at fair value through profit or loss.  OpCo Debenture and call/put option are presented as one financial instrument for a financial statements presentation purpose. The combined fair value of OpCo Debenture and call/put option as of December 31, 2019 was amounting to $55,967,351.

The fair value of the convertible debenture and the fair value of the call/put option are measured together as one instrument. The fair value of call/put option component was estimated using a Monte Carlo simulation valuation model.  Key inputs and assumptions used for the valuations as of December 31, 2020 and 2019 were as follows.

	2020	2019
Share Price	$2.25	$2.95
Volatility - MichiCann	100%	90%
Volatility - PharmaCo Inc.	210%	180%
Risk-free rate	0.13% for 2.01 years	1.61% for 3.01 years
Pharmaco Inc. enterprise value	$154.3 mm	$126.8 mm

As at December 31, 2020, the fair value of the OpCo Debenture including accrued interest was determined to be $50,583,840 (2019 - $36,419,594) and the fair value of the call/put option was determined to be $62,074,900 (2019 - $19,547,757).  During the year ended December 31, 2020, the company recorded in its consolidated statement of loss and comprehensive loss a fair value gain of $53,619,465, interest income of $4,099,526 and a loss of $1,027,602 from foreign currency translation.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.INTANGIBLE ASSETS AND GOODWILL

Intangible assets as of December 31, 2020 and 2019 consist of the following:

	Platinum Vapes license	Platinum Vapes brand	1251881 B.C. Ltd. license	Total
Cost
Balances, December 31, 2019	$-	$-	$-	$-
Acquired from Platinum Vapes	29,907,250	33,991,500	-	63,898,750
Acquired from 1251881 B.C. Ltd.	-	-	101,887,000	101,887,000
Additions	-	-	-	-
Disposals	-	-	-	-
Translation Adjustment	(1,005,610)	(1,142,940)	-	(2,148,550)
Balance, December 31, 2020	$28,901,640	$32,848,560	$101,887,000	$163,637,200
Accumulated amortization
Balances, December 31, 2019	$-	$-	$-	$-
Amortization	-	-	10,658,167	10,658,167
Disposals	-	-	-	-
Translation Adjustment	-	-	-	-
Balance, December 31, 2020	$-	$-	$10,658,167	$10,658,167
Balances, December 31, 2019	$-	$-	$-	$-
Balances, December 31, 2020	$28,901,640	$32,848,560	$91,228,833	$152,979,033

The Company has determined that the Platinum Vape License (California) and Brand (California and Michigan) have indefinite lives.  The retail license and product license acquired on 1251881 B.C. Ltd. acquisition has a useful life of 5.0 years and 5.5 years, respectively. For the year ended December 31, 2020, $10,658,167 of amortization was expensed.

The following table outlines the estimated future annual amortization expense related to intangible assets acquired from 1251881 B.C. Ltd.

Estimated
amortization
2021	$18,986,865
2022	18,986,865
2023	18,986,865
2024	18,986,865
2025	15,281,373
$91,228,833

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. The following factors were identified as impairment indicators:

1.Sales decline – Constraints in the retail distribution network, including a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;

2.Change in strategic plans – The Company’s management determined that certain business units were no longer commercially viable and decided to halt all further construction and operations;

3.Decline in stock price and market capitalization – As at December 31, 2020, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

Key assumptions used in calculating the recoverable amount for each CGU grouping tested for impairment as at December 31, 2020 are outlined in the following table:

	PV license (CA)	PV brand (CA)	PV brand (MI)	High Times Retail lic. Agreement	High Times Product lic. Agreement
Discount rate	43.50%	38.50%	38.50%	21.00%	19.00%
Terminal growth rate	2.69%	2.69%	2.69%	-%	-%
Terminal capitalization multiple	4.36	5.25	6.49	-	-
Recoverable amount	$34,249,080	$10,440,240	$34,631,040	$23,044,920	$73,336,320

PV License (CA) CGU - The Company’s PV License (CA) represents its operations including development, manufacturing and distribution of cannabis vape products within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (CA) CGU -The Company’s PV Brand (CA) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

PV Brand (MI) CGU - The Company’s PV Brand (MI) represents its operations dedicated to the sale of cannabis products and accessories within the state of California.  This CGU is attributed to the Company’s California operating segment.  As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

High Times Retail Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the states of Michigan, Illinois and Florida. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

High Times Product Licensing agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Goodwill arose from the acquisition of MAG (Note 6) and PV (Note 6).  Goodwill as of December 31, 2020 and 2019 consists of the following:

	2020	2019
As of beginning of year	$-	$-
Acquisition of PV	281,172	-
Acquisition on MAG	6,083,036	-
Translation adjustment	(158,140)	-
As of year end	$6,206,068	$-

14.CONVERTIBLE DEBENTURES

During the year ended December 31, 2019, the Company issued a $17,650,000 (consisting of advances of CAD $15,000,000 and USD $2,000,000) senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) September 30, 2019 (extended to April 30, 2020) and (ii) the date that all amounts owing under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default. In the event of a default, the Tidal Debenture will bear interest at 12% per annum. On March 12, 2020, the Tidal Debenture Maturity Date was extended to April 30, 2020.  The amount was settled on RTO date, and no gain or loss was recorded.

The Tidal debenture is convertible into common shares of the Company in the event that the proposed transaction, as described in Note 5 with Tidal is not completed prior to the Tidal debenture maturity date and the Company instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, Tidal has the right to convert the Tidal Debenture into common shares of the Company at a price equal to the lesser of (i) $2.50; and (ii) a 20% discount to the issue price or effective price for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per common share of the Company in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of the Company pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

The Company may repay the Tidal Debenture prior to the Tidal Debenture Maturity Date at a price equal to 110% of the principal amount and any accrued interest without the prior written consent of Tidal if (i) the Proposed Transaction with Tidal is not capable of being completed prior to October 25, 2019; and (ii) both the Company and Tidal have acted in good faith and have used all commercially reasonable efforts to complete the Proposed Transaction.

On issuance, the Company determined that the conversion feature met the definition of a derivative liability and elected to measure the entire Tidal Debenture at fair value through profit or loss. This derivative liability component was determined to have a value of $Nil as at December 31, 2019.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

15.CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,610,075  (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547 (Note 11).

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as finance expenses for the year ended December 31, 2019.

The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil as it was applied against the interest reserve amount. As at December 31, 2019, interest payable of $235,675 has been included in the bridge financing amount. As a result, the bridge financing balance as at December 31, 2019 was $36,610,075.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B.  Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075.  As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The Company's intention is to exercise the right to extend the termination date on July 10, 2021.  Therefore, the outstanding balance at December 31, 2020 has been treated as a non-current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company).

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt.  $817,462 of the total work fee was expensed in the year ended December 31, 2020.

During the year ended December 31, 2020, the Company satisfied all financial covenants.  Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

The total interest recorded during the year ended December 31, 2020 was $7,922,884  (2019 - $3,540,353).

A continuity of the credit facility balance is as follows:

Balances, December 31, 2018	$-
Original credit agreement	36,610,075
Balances, December 31, 2019	$36,610,075

Repaid on January 10, 2020	$(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	$64,815,872

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

16.LOANS PAYABLE

Current loans payables as at December 31, 2020 and 2019 are as follow:

	2020	2019
Platinum Vapes loan - original loan of $16,655,835 – non-interest bearing, principal due on maturity, due on January 12, 2021	$ 16,394,996	$ -
Private loans - original loan of $1,069,616 interest bearing, principal due on demand	1,069,616	-
1260356 Ontario Ltd. - original loan of $9,658,595 – non-interest bearing, due on demand	9,658,595	-
Mid-American Growers SBA loan 1 - original loan of $1,364,888 - 1% interest, principal and interest payable at maturity, due on April 6, 2021	1,364,888	-
Payable to Oakshire - original loan of $1,080,947 – non-interest bearing, no fixed payment terms	1,080,947	-
Payable to Pharmaco - original loan of $1,717,056 – non-interest bearing, no fixed payment terms	1,717,056	-
Payable to Luna - original loan of $63,660 – non-interest bearing, no fixed payment terms	63,660	-
Total	$ 31,349,758	$ -

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Non-current loans payable as at December 31, 2020 and 2019 are as follow:

	2020	2019
Platinum Vapes note payable - original loan of $17,219,398 – non-interest bearing, principal due on maturity on September 11, 2023	$ 17,705,058	$ -
Vista Prime Management Ford loan - original loan of $16,218 – 5.90% interest, repayable in monthly installments of principal and interest of $314, maturing on January 12, 2023	7,313	-
Vista Prime Management Ram loan - original loan of $26,872 – 6.10% interest, repayable in monthly installments of principal and interest of $670, maturing on July 25, 2023	19,141	-
Mid-American Growers SBA loan 1 - original loan of $781,727 – 1% interest, principal and interest payable at maturity on April 6, 2022	781,727	-
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022	190,853	-
Total	$ 18,704,092	$ -

All short-term and long term loans are unsecured and do not have any covenants.

Interest expenses from loans payable for the year ended December 31, 2020 was $17,534.

The Platinum vapes notes payable may be converted at the option of the holder into common shares of the Company after twelve months from issuance at a conversion price of USD $0.57, as adjusted pursuant to the terms of the notes.  Obligations under the Platinum vapes notes payable shall be secured by all assets and ownership interests of the Company. Beginning on the date four months following issuance, in the event that the closing price of the common shares of the Company quoted on OTCQX exceeds one hundred fifty percent (150%) of the conversion price for at least ten consecutive trading days, then the Company has the right to force the conversion of the notes into common shares of the Company.  During the year ended December 31, 2020, the Company recorded fair value loss of $1,064,650 and foreign exchange gain of $578,990.

The fair value of Platinum Vapes note payable was estimated using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.  Key inputs and assumptions used for the valuations as of December 31, 2020 were as follows.

Stock price as of December 31, 2020 (USD)	$0.596
Risk-free rate	0.16%
Expected volatility	92%
Discount for lack of marketability	3%

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Total debt repayments are as follows:

2021	$31,349,758
2022	18,677,639
2023	26,454
Total	$50,053,851

17.LEASE LIABILITIES

The Company's leases are comprised of leases premises and offices.  The Company's liabilities as of December 31, 2020 were as follows:

Contractual undiscounted cashflows
Less than one year	$223,979
Two years and beyond	191,664
Total undiscounted lease obligations	$415,643

Current portion	$205,982
Non-current portion	186,487
Total Discounted lease obligations	$392,469

The Company has a lease for manufacturing and distribution facility in San Diego, which expires on October 15, 2022.  The lease was accounted for under IFRS 16, using an incremental borrowing rate of 6.00%. The Company recognized a right-of-use asset of $392,188 and a corresponding lease liability of $392,469.

Total lease payments are as follows:

Next 12 months	$223,979
2 years	191,664

Total undiscounted lease obligations	$415,643

The Company has a lease for office space in Concord, which expires on October 1, 2022.  The Company's future monthly rental payments for this office space are approximately $72,450.

18.SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Private Placement

On September 24, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option.

Each unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the close. If, at any time prior to the expiry date of the Warrants, the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company has paid the Underwriters a cash fee of 6% ($1,500,750) of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into units at a price of $0.75 for a period of 24 months following the closing of the Offering. Other transaction fees were also incurred in the amount of $211,482. Net cash proceeds received after the underwriter fee is $22,241,753.

A unit price of $0.75 per unit was allocated to a common share and a common share purchase warrant using a relative fair value of $0.58 and $0.178 per common share and common share purchase warrant respectively. The gross proceeds of $19,138,852 and $5,873,648 were allocated to common shares and common shares purchase warrants respectively. The fair value of the common share purchase warrants was determined using a Monte Carlo valuation model with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$1.00
Stock price	$0.58
Expected volatility	101%

The fair value of the compensation warrants of $894,450 was estimated using both Black-Scholes and Monte Carlo valuation models with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk free rate	0.23% (2 yrs)
Exercise price	$0.75
Stock price	$0.58
Expected volatility	101%

Total transaction fees paid in cash and compensation warrants amounted to $2,606,682 which were deducted $1,994,556 and $612,126 from common shares and common shares purchase warrants, respectively.

The Company issued 1,411,333 units to settle a debt of $1,058,500, of which 866,666 units were issued to the CEO of the Company.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Debt Settlement

During year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one series II preferred shares to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The balance due to the Company upon issuance of shares has been recorded as a loan receivable from Pharmaco.

Common Shares

On January 10, 2020, the Company issued rights to receive 17,133,600 common shares of MichiCann to sellers of MAG.  Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company. (Note 5, 6)

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares (Note 5).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to related parties (Note 5).

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 of common shares and 975,000 convertible series II preferred shares pursuant to the  exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement.  The fair value of shares was determined as described in Note 6.

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement.  The fair value of shares was determined based on the market price of $1.11 per share on the issuance date (Note 6)

On June 30, 2020, the Company issued 2,339,200 units consisting of one common share and one series II preferred share at USD $2.50 per unit to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The balance due to the Company upon issuance of shares has been recorded as a loan receivable from Pharmaco. (Note 11(b))

On August 13, 2020, the Company issued 500,000 common shares and 500,000 convertible series II preferred shares pursuant to the exercise of 500,000 stock options for gross proceeds of $250,000.

On September 24, 2020, the Company issued 500,000 common shares pursuant to transaction cost for $10,000,000 convertible debenture issued on September 11, 2020.  Shares were valued based on the market price of the issuance date.

On November 25, 2020, the Company issued 6,000 common shares and 6,000 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $6,000.

On December 2, 2020, the Company issued 47,910 common shares and 47,910 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $47,910

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

On December 3, 2020, the Company issued 175,000 common shares and 175,000 convertible series II preferred shares pursuant to the exercise of stock options for gross proceeds of $175,000.

On December 8, 2020, the Company issued 400,000 common shares and 400,000 convertible series II preferred shares pursuant to the exercise of stock options for gross proceeds of $200,000.

On  December 15, 2020, the Company issued 4,500,000 common shares pursuant to the exercise of warrants issued as a part of the Company's acquisition agreement and amalgamation agreement with HT Retail Licensing, LLC on June 10, 2020 (Note 6) for no cash consideration.

On December 17, 2020, the Company issued 416,430 common shares and 416,430 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $416,430.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders (Note 5).

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction (Note 5).

On April 24, 2020, the Company issued 17,133,600 to sellers of MAG convertible series II preferred shares pursuant to MAG acquisition (Note 6).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to related parties (Note 5).

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction (Note 5).  The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee (Note 5).  The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition (Note 6).  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted average
	Warrants	Exercise Price
Balances, December 31, 2018 and 2019	595,340	$1.00

Issued	41,037,711	1.07
Exercised	(5,587,215)	0.17
Cancelled	(694,836)	2.92
Balances, December 31, 2020	35,351,000	$0.99

The following warrants were outstanding and exercisable at December 31, 2020:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
September 24, 2020	September 24, 2022	1.00	33,350,000	33,350,000
September 24, 2020	September 24, 2022	$0.75	2,001,000	2,001,000
Balance at December 31, 2020		$0.99	35,351,000	35,351,000

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares  on the date preceding the  option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares as at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares as at the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the grant date.

On January 11, 2020, the Company granted 171,429 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.  These stock options have an exercise price of 1.00 and expire on January 11, 2025.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

On January 11, 2020, the Company granted 200,000 stock options to an employee of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $1.00 and expire on January 11, 2025

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

On July 6, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $0.90 and expire on July 6, 2025.

On July 27, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $1.00 and expire on July 27, 2025.

On August 11, 2020, the Company granted 100,000 stock options to employees of the Company.  These options vested 100% on August 11, 2020.  These stock options have an exercise price of $0.60 and expire on August 11, 2025.

On September 8, 2020, the Company granted 250,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.66 and expire on September 8, 2025.

On September 10, 2020, the Company granted 15,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.66 and expire on September 10, 2025.

On October 1, 2020, the Company granted 3,400,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On October 1, 2020, the Company granted 800,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On October 12, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On November 18, 2020, the Company granted 350,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.67 and expire on November 14, 2025.

On November 18, 2020, the Company granted 185,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.67 and expire on November 18, 2025.

On November 6, 2020, the Company granted 75,000 stock options to employees of the Company.  These options vest 100% on November 6, 2020.  These stock options have an exercise price of $0.60 and expire on November 6, 2025.

On December 3, 2020, the Company granted 800,000 stock options to employees of the Company. These options vest 100% on December 3, 2020. These stock options have an exercise price of $0.75 and expire on December 3, 2025.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The options granted during the year ended December 31, 2020 have a fair value of $3,983,752 (2019 - $2,593,934) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.45%	2.27%
Stock price	$0.77	$1.31
Expected term (in years)	5.00	5.00
Estimated dividend yield	N/A	N/A
Estimated volatility	105.27%	100.00%

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard` deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical volatility.

During the year ended December 31, 2020, the Company recognized $3,955,976 (2019 - $3,796,095) in share-based compensation using the graded vesting method.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted average
	Options	Exercise Price
Balances, December 31, 2018	4,716,875	$0.50
Granted	2,917,500	1.26
Balances, December 31, 2019	7,634,375	0.80
Granted	8,157,679	0.30
Assumed from RTO	1,799,110	0.64
Exercised	(2,050,000)	0.54
Cancelled	(775,000)	2.14
Balances, December 31, 2020	14,549,289	$1.27

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On October 1, 2020, the Company granted 1,500,000 restricted share units to employees of the Company.  These units vest 100% on October 1, 2020.  These restricted share units expire on October 1, 2025.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

19.LOSS PER SHARE

Following is a reconciliation for the calculation of basic and diluted loss per share for the years ended December 31, 2020 and 2019:

	2020	2019
Net loss for the year	$(18,576,867)	$(12,513,900)
Average common shares outstanding during the year	137,571,316	80,700,135
Loss per share - basic and diluted	$(0.14)	$(0.16)

20.INCOME TAXES

The Company owns a wholly owned subsidiary, RWB Platinum Vape Inc., that operate in the cannabis industry.  As such, the Company is subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

Income tax expense (recovery) for the years ended December 31, 2020 and 2019 is comprised of:

	2020	2019
Income tax expense (recovery)
Current tax	$3,125,261	$-
Deferred tax	(6,243,668)	-
	$(3,118,407)	$-

Income tax recovery differs from the amount that would be computed by applying Canadian statutory income tax rate of 26.5% (2019 - 26.5%) to income before taxes. The reasons for the differences are as follows:

	2020	2019
Loss before income taxes	$(21,695,274)	$(12,513,900)
Statutory income tax rate	26.5%	26.5%

Expected income tax recovery	(5,749,248)	(3,316,184)
Effect of change in tax rates	(186,145)	5,674
Non-deductible recoveries and other	253,284	1,005,965
Listing expense	8,436,570	-
Stock based compensation	1,048,334	-
Foreign exchange	467,291	-
Fair value adjustments	(14,209,158)	-
280E expenses	670,731	-
Amortization of intangibles	2,824,413	-
Share issuance costs booked through equity	(530,595)	-
Under (over) provided in prior years	-	44,209
Changes in unrecognized deductible temporary differences	3,856,116	341,622
Unused tax losses and tax offsets not recognized	-	1,918,714
Income tax recovery	$(3,118,407)	$-

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The following table summarizes the movement in deferred tax assets and liabilities:

Balance at December 31, 2018	$-
Future income tax recovery (expense)	-
Income tax recovery on share issuance costs	-
Acquired through business combination	-
Balance at December 31, 2019	-
Future income tax recovery (expense)	6,243,668
Income tax recovery on share issuance costs	595,393
Acquired through business combination	(33,997,312)
Balance at December 31, 2020	$(27,158,251)

The following table summarizes the components of deferred tax assets (liabilities):

	2020	2019
Deferred tax assets
Non-capital loss carry forward	$2,611,138	$-
Earn-out	2,701,412	-
Deferred tax liabilities
Biological assets and inventory	(188,905)	-
Property plant & equipment	(23,648,336)	-
Intangible assets	(8,015,186)	-
Note payable	(438,366)	-
Investments	(180,008)	-
Total	$(27,158,251)	$-

The unrecognized temporary differences as of December 31, 2020 and 2019 are comprised of:

	2020	2019
Property and equipment	$207,000	$102,000
Non-capital loss carry forward	17,274,000	5,693,000
Capital loss carry forward	1,853,000	-
Unamortized share issuance cost	3,200,000	449,000
Total	$22,534,000	$6,244,000

As at December 31, 2020, the Company has unrecognized non-capital loss carryforwards of approximately $17,274,000, which are available to offset future years' taxable income. These losses expire as follows:

Canada
2037	$30,000
2038	507,000
2039	5,156,000
2040	11,581,000

Total	$17,274,000

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

21.FINANCIAL INSTRUMENTS AND RISKS

a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at December 31, 2020 and 2019 as are follows:

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

December 31, 2020
Cash and cash equivalents	$1,146,569	$-	$-	$1,146,569
Call/put option (Note 12)	-	-	112,658,740	112,658,740
TDMA loan (Note 5)	-	-	4,231,664	4,231,664
PV convertible loan	-	-	(17,705,058)	(17,705,058)

Total	$1,146,569	$-	$99,185,346	$100,331,915

December 31, 2019
Cash and cash equivalents	$1,378,687	$-	$-	$1,378,687
Deposits	12,530,659	-	-	12,530,659
Call/put option	-	-	55,967,351	55,967,351

Total	$13,909,346	$-	$55,967,351	$69,876,697

The table below presents the continuity schedule of the Company’s Level 3 investments:

Balance, January 1, 2019	$-
Additions - Call/put option FVTPL	55,967,351
Balance, January 1, 2020	55,967,351
Additions - TDMA Loan FVTPL	4,231,664
Additions - PV convertible Loan FVTPL	(17,705,058)
Change in Call/put option FVTPL	56,691,389
Total	$99,185,346

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

b)Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet it's contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. No credit loss allowance is required as the accounts receivable balances outstanding as at December 31, 2020 are considered collectible. The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

c)Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2020, a 4% (2019 – 4%) strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $482,000 (2019 - $2,064,000).

d)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at December 31, 2020, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at December 31, 2020, the Company had a cash balance of $1,146,569 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $70,794,116 (December 31, 2019 -$55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of December 31, 2020.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

22.RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the years ended December 31, 2020 and 2019:

a)Included in accounts payable and accrued liabilities is $374,232 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	2020	2019
Consulting fees paid or accrued to a company controlled by a director of the Company	$241,801	$108,000
Salary paid to management of the Company	676,164	495,632
Share-based compensation	515,318	655,380
	$1,433,283	$1,259,012

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the years ended December 31, 2020 and 2019.

23.CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, loans receivable, convertible debentures, loans payable, credit facilities, and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the year ended December 31, 2020.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

24.SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2020	2019
Share issuance costs in accounts payable	$-	$45,340
Shares issued for loans receivable	5,848,000	-
Shares issued for 1251881 B.C. Ltd acquisition	36,905,000	-
Warrants issued for 1251881 B.C. Ltd acquisition	4,995,000	-
Shares issued for RTO	54,375,726	-
Warrants issued for RTO	303,749	-
Stock options issued for RTO	486,518	-
Right to common shares issued for MAG acquisition	44,984,267	-

The changes in non-cash working capital items during the years ended December 31, 2020 and December 31, 2019 are as follows:

	2020	2019
Prepaid expenses	$338,040	$(74,140)
Accounts receivable	(3,034,394)	(1,463,388)
Accounts payable and accrued liabilities	18,328,458	1,127,093
Current income tax payable	3,125,261	-
Deferred income tax payable	(6,839,060)	-
Lease liabilities	(200,772)	-
Inventory	(10,452,328)	-
Loans receivable	(25,391,950)	-
Loans payable	(1,072,014)	-
	$(25,198,759)	$(410,435)

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

25.SEGMENTED INFORMATION

The Company's disaggregated revenue by source, primarily due to the Company's contracts with its external customers for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Sales from contracts with external customers	$459,760	$-
Wholesale	22,878,768	-
Total	$23,338,528	$-

The Company's business activities are conducted through one operating segment, cannabis and hemp.

The Company operates in two geographical locations: Canada and USA.  All revenue is derived from the sale of cannabis/hemp products in the USA.  The following tables present the Company's non-current assets by location.

	2020	2019
USA	$155,053,912	$-
Canada	203,894,172	68,508,857
Total	$358,948,084	$68,508,857

26.COVID-19 INFORMATION

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the consolidated financial results and condition of the Company in future periods.

27.COMMITMENTS AND CONTINGENCIES

A third party consultant worked for the Company as in 2017.  On or about December 18, 2017, the Company had a oral discussion with the consultant on the compensation of the service the consultant provided.  On January 10, 2019, the Company amended the contract.  Although the Company made a full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021.  The Company is in process of finalizing the defense.  The statement of claim is not clear as to the precise nature of the allegations against the Company or extent of the Company's alleged involvement.  Accordingly, and given the very preliminary stage of the proceeding, it is not possible to estimate the likelihood of liability against the Company or, if liability, any possible exposure.

The Company is involved in litigation arising out of the ordinary course and conduct of business.  Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to litigation to be material to the consolidated financial statements.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

28.RECLASSIFICATIONS

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Loan receivable amounting to $36,419,594 and call option amounting to $19,547,757 separately presented in the Company’s consolidated statements of financial position for the year ended December 31, 2019 have been combined and presented as call/put option.

Professional fees amounting to $1,952,329, consulting fees amounting to $919,839 and general and administration expenses amounting to $79,235 separately presented in the Company’s consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 have been combined and presented as general and administration espenses amounting to $2,951,403.

Accretion of loans receivable amounting to $(2,340,164), commissions amounting to $2,361,459, interest income amounting to $(3,960,708) and interest expense amounting to $3,540,353 separately presented in the Company’s consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 have been combined and presented as finance income amounting to $(399,060).

These reclassifications had no effect on the previously reported consolidated statements of loss and comprehensive loss, and cash flows from operating activities in the consolidated statements of cash flows.

29.SUBSEQUENT EVENTS

On January 13, 2021, the Company issued a US$11,550,000 principal amount debenture to an arm's length investor by way of a private placement, netting approximately $11 million after fees and expenses.  The debenture is not convertible, is unsecured and bears interest at a rate of 1% per month.  The principal amount of the debenture and accrued interest is payable on the date that is the earlier of: (i) the date of completion by the Company of a minimum financing of US$20,000,000 and (ii) 120 days from the date of issuance of the debenture, all as more particularly as set forth in the debenture certificate.

On January 27, 2021, the Company issued 354,645 restricted shares units of the Company (“RSUs”) under the Company’s shareholder approved restricted share unit plan (the “RSU Plan”) to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest upon successful completion of pre-determined milestones (as determined by the board of directors and agreed upon by each consultant) being met and shall entitle the holder to acquire one common share of the Company, underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.17 based on the closing price of the common shares on the Canadian Securities Exchange on January 26, 2021.

On February 4, 2021, the Company closed a debenture unit financing to an arm’s-length investor on a private placement basis.  The debenture is not convertible, is unsecured and bears interest at the rate of 7% per annum. The principal amount of the debenture and accrued interest is payable on April 1, 2022.  A debenture unit consists of a US$6,120,000 principal amount of debenture and 1,000,000 common share purchase warrants netting the Company approximately US$6,000,000 after fees and expenses. Each warrant is exercisable into one common share of the Company at a price of CDN$1.20 for a period of 2 years from the date of issuance. All securities issued in connection with the Private Placement are subject to a four-month hold period.

Red White & Bloom Brands Inc.

(formerly Tidal Royalty Corp.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

On February 11, 2021, the Company received a warrant exercise notice for 8,000,000 common shares for gross proceeds of $8 million from an institutional investor and a irrevocable commitment for the purchase of a US$7 million debenture unit.  The debenture unit to be issued by the Company consists of a US$7,000,000 principal amount of debenture and 1,000,000 common share purchase warrants. Each warrant is exercisable into one common share of the Company at a price of $1.85 for a period of 2 years from the date of issuance. All securities issued are subject to a four-month hold period.

On February 25, 2021, the Company entered into a definitive agreement with HSCP, LLC to acquire all of the issued and outstanding common shares of Acreage Florida, Inc. for US$60 million, which closed on April 28, 2021 and was payable in US$21.5 million in cash, 5,950,971 common shares valued at US$7 million and  US$28 million in vendor take back promissory notes.  The common shares are subject to a 12 month lock-up period pursuant to which 1/6 will be released each month commencing the 6th month.  The promissory notes are comprised of a US$10 million 7 month note bearing interest at 8%, a US$18 million 13 month note bearing interest at 8%, and a US$3.5 million 5 business day note bearing interest at 1%. The promissory notes are secured by the shares of Acreage Florida, Inc.

On March 31, 2021, the Company entered into a debt settlement subscription agreement with an arm’s length creditor to settle outstanding indebtedness of $342,000 incurred pursuant to advances made by the creditor to the Company, in consideration for the issuance of 237,500 common shares issued at a deemed price of $1.44 per share.  The Company also issued 174,500 RSUs to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest immediately and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.44 based on the closing price of the common shares on March 26, 2021.  All securities issued in connection with the debt settlement and RSUs are subject to a four month lockup.

On April 21, 2021, the Company closed on a US$11 million unsecured debenture from arm's length investors, which bear interest at 12% and mature 150 days from issuance.  900,000 common shares were issued at a price of $1.18 per share as part of this transaction.

On April 28, 2021, the Company entered into a binding expression of intent to issue:

*US$3 million in equity of RWB Florida, a wholly owned subsidiary of the Company, subject to repurchase rights and

*US$5 million in unsecured convertible debentures, which bear interest at 8%, mature 3 years from issuance and are convertible to common shares at US$2.75 per share.

As of the date of these consolidated financial statements, US$5.5 million of these unsecured convertible debentures have been issued by the Company.